ASSET PURCHASE AGREEMENT

                                     between

                          TALKPOINT COMMUNICATIONS INC,

                                   as Seller,

                                       and

                             TALKPOINT HOLDINGS, LLC

                                  as Purchaser

                                January 14, 2004
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                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of January 14, 2004, is made and entered into by and between TALKPOINT COMMUNICATIONS INC., a Delaware corporation, ("Seller") and TALKPOINT HOLDINGS, LLC, a New York limited liability company, or its designee ("Purchaser");

                              W I T N E S S E T H:

         WHEREAS, Seller is in the business of organizing internet conferencing and in providing equipment to facilitate such conferencing (the "Business") and owns interests in and to certain assets associated with the operation of the Business; and

         WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller substantially all of the assets of Seller, tangible and intangible, all in the manner and subject to the terms and conditions set forth herein and in accordance with sections 105, 363 and 365 of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"); and

         NOW, THEREFORE, for Ten Dollars ($10.00) and in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Seller and Purchaser hereby agree as follows:

                                    ARTICLE I
                           PURCHASE AND SALE OF ASSETS

         1.1 Definitions. As used herein, the following terms shall have the meanings set forth in this Article:

                  1.1(a) "Accounts." All accounts receivable of the Seller in existence at the Closing.

                  1.1(b) "Assets." All of Seller's right, title and interest in all properties, assets, and rights of any kind, whether tangible or intangible, real or personal, owned, licensed, leased, by Seller in connection with or incidental to the operation of the Business or otherwise, including without limitation, all, Accounts, instruments, equipment, furniture, fixtures, leasehold improvements, Inventory, supplies, Records, goodwill, Leases (other than Real Property Leases), Contracts, licenses, permits, approvals, franchises, authorizations, rights, insurance claims and insurance proceeds (unless such claims arise solely in connection with an Excluded Asset) but excluding those Excluded Assets described in Section 1.3 hereof. Without limiting the foregoing, the Assets shall include the Assumed Contracts.

                  1.1(c)   "Bankruptcy Claims."   All of the claims of Seller
         that are specifically reserved in favor of the Seller.

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                  1.1(d) "Closing." The consummation of the purchase and sale described herein.

                  1.1(e) "Closing Date." The date upon which all the events associated with the purchase and sale described herein actually occur, as described in Section 1.7.

                  1.1(f) "Contracts." All of Seller's rights in and under all purchase order, service, supply, maintenance, equipment, and other contracts (whether purchase, sale, or otherwise) other than Real Property Leases affecting or involving the operation of the Business to which the Seller is a party.

                  1.1(g) "Intellectual Property." To the extent assignable, all software (including without limitation all source code) owned by Seller, all of Seller's third party software licenses with respect to which Seller is the licensee, patents, trademarks, trade secrets, proprietary processes or rights, copyrights, trade names, service marks and internet domain names, any applications or agreements of Seller for or relating to any of the foregoing, all of Seller's electronic systems and databases, all of Seller's common law or implied rights to use intellectual property, all of Seller's claims and rights to recovery or offset of any kind or character arising from or concerning the Business, including, without limitation, confidentiality obligations and similar obligations, and all other intangible property rights of Seller utilized in connection with, or related to, the operation of the Business.

                  1.1(h) "Inventory." All of the stock in trade, supplies, and inventory used or useful in the operation of the Business as stocked by Seller in accordance with Seller's normal ordering procedures, but not including any inventory used or sold prior to the Closing in the ordinary course or in accordance with orders of the Bankruptcy Court.

                  1.1(i) "Leases." All of Seller's rights and obligations in and under all real and personal property lease agreements to which Seller is a party.

                  1.1(j) "Licenses." All of the licenses and other authorizations issued by any governmental authority or agency to Seller for the operation of the Business.

                  1.1(k) "Records." All customer, inventory, billing and supply records, product information, product drawings, production documentation, material specifications, equipment lists, formulae, specifications, plans, reports, data, notes, correspondence, marketing and production material, files, instruction or maintenance manuals for equipment, and all other books and records relating to the operation of the Business.

                  1.1(l) "Trade Payables." Those accounts payable of Seller owed to trade vendors as of the date hereof.

                  1.1(m) "To the knowledge of Seller" shall mean the actual knowledge of Nicholas Balletta and "to the knowledge of Purchaser" shall mean the actual knowledge of Michael Collado.

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         1.2 Purchase and Sale. Subject to the terms and conditions set forth herein, and subject to the court and regulatory approvals specified in Sections
4.1 and 4.2, on the Closing Date, Seller shall sell and deliver to Purchaser, and Purchaser shall purchase from Seller, the Assets, as is, where is, but free and clear of any and all liens, claims, encumbrances or interests except as specifically permitted herein.

        1.3 Excluded Assets. The Assets shall not include any of the following (collectively, the "Excluded Assets"):

                  (a) Cash and cash equivalents (other than Accounts) including, without limitation, the Deposit as defined in Section 1.5;

                  (b) Bankruptcy Claims;

                  (c) Leases for real property (the "Real Property Leases");

                  (d) That certain Non-Negotiable Promissory Note from DTS Video Holdings, Inc. to the Seller in the original principal amount of Six Hundred Ninety Five Thousand Dollars ($695,000.00);

                  (e) All furniture, furnishings, and fixtures of Seller located at the Portsmouth, New Hampshire facility;

                  (f) Any Contact that is not as Assumed Contract; and

                  (g) All real property interests of Seller, whether owned or leased (the "Real Property").

         1.4      Assignment and Assumption of Liabilities.

                  (a) Assumed Liabilities. Purchaser shall assume and agree to pay all obligations (the "Assumed Liabilities") under the Contracts which Purchaser designates in writing for assumption and assignment on or before the date of the entry of the Bidding Procedure Order (the "Assumed Contracts"). All costs to cure the Assumed Contracts, to the extent required by operation of 11 U.S.C. ss. 365, shall be borne by Purchaser up to a maximum of Twenty Five Thousand Dollars ($25,000.00) with any additional amount to be borne by the Seller.

                  (b) No Other Liabilities Assumed. Except for the Assumed Liabilities, Purchaser shall not assume any liability or obligation of Seller, and Seller shall remain fully liable and responsible for its liabilities and obligations that are not Assumed Liabilities, including but not limited to any pre-petition claims of Seller (collectively, the "Retained Liabilities").

         1.5 Deposit. Purchaser and Seller hereby acknowledge that concurrently with the execution hereof, Purchaser has delivered to the law firm of Robinson Brog Leinwand Greene Genovese & Gluck P.C., as escrow agent (the "Escrow

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Agent"), either (i) cash, or (ii) an irrevocable letter of credit from a bank in a form reasonably acceptable to Seller, in either case in the amount of One Hundred Thousand Dollars ($100,000.00), which amount or letter of credit shall be held for the benefit of Purchaser and Seller (collectively, the "Deposit"), pursuant to the terms of this Agreement and an escrow agreement dated as of the date hereof by and among Purchaser, Seller and the Escrow Agent (the "Escrow Agreement"). The Deposit shall at Closing be credited as a partial payment of the Purchase Price (and if a letter of credit is provided, Seller shall be entitled at the Closing to draw on such letter of credit for application against the Purchase Price unless Purchaser and Seller agree otherwise). The Deposit, if provided in cash, shall, at all times prior to its release or return in accordance with the terms of this Agreement, be held by the Escrow Agent in escrow in a segregated non-interest bearing account, and in any event held in accordance with the terms of this Agreement and the Escrow Agreement, and no other money or funds shall be commingled in such account. All interest earned, if any, shall remain, at all times, property of the Purchaser. The Deposit shall be fully refunded to Purchaser: (i) in the event of a termination of this Agreement arising from the failure of any condition set forth in Section 4.1 hereof not caused by the wrongful act or omission of Purchaser; (ii) in the event any Person other than Purchaser or its assigns is approved by the Bankruptcy Court to be the successful bidder for the Assets; (iii) in the event of termination of this Agreement by Purchaser pursuant to Section 6.2 (b); (iv) in the event that the Closing does not occur or this Agreement is terminated as a result of Seller's breach or default of any of its obligations hereunder, or as a result of any other action, inaction or other failure or inability to perform on the part of Seller; or (v) in the event that Seller terminates this Agreement pursuant to Section 6.2(c)(i) (except pursuant to a breach of Section 4.2(d) or 6.2(c)(ii)). If this Agreement is terminated for any other reason, including the failure of Purchaser to close after all of the conditions precedent in Section 4.1 have either been satisfied or waived, the Deposit, including any interest earned thereon, shall be delivered to Seller. Delivery of the Deposit to Seller in accordance with the foregoing shall constitute full and exclusive compensation for any and all losses and expenses incurred by Seller, and as such shall constitute full and liquidated damages and not a penalty.

         1.6    Purchase Price.

                  (a) The purchase price for the Assets (the "Purchase Price") shall consist of: (i) the sum of Three Hundred Twenty Five Thousand Dollars ($325,000), which shall be deemed to be payment in consideration of all Assets other than the Accounts; and (ii) the sum of Four Hundred Seventy Five Thousand Dollars ($475,000.00), subject to adjustment as provided below, which shall be deemed to be payment in consideration of the Accounts. As of the Closing Date the then extant Accounts shall be categorized and valued in accordance with Schedule 1.6(a) hereto. In the event that the aggregate value of the Accounts as calculated in accordance with Schedule 1.6(a) exceeds Four Hundred Seventy Five Thousand Dollars ($475,000.00), the component of the Purchase Price attributable to the Accounts Purchase Price shall be increased by such excess amount. If such aggregate value of the Accounts is less Four Hundred Seventy Five Thousand Dollars ($475,000.00) or less, then there shall be no adjustment of the Purchase Price.

                  (b) The Purchase Price shall be paid as follows: (i) Purchaser shall assume the Assumed Liabilities, exclusive of the Secured Debt described in Schedule 1.6(b) hereto(the "Secured Debt"), (ii) Purchaser shall pay in full all amounts outstanding as of the Closing Date with respect to the Secured Debt, and (iii) Purchaser shall pay the Seller

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         in cash the amount equal to the greater of (A) the Purchase Price minus the Secured Debt and (B) $0. The sum of the foregoing subparts (ii) and
         (iii) are referred to this Agreement as the "Cash Consideration".

                  (c) The Cash Consideration shall be paid in full by the Purchaser to the Seller in cash or other immediately available funds at Closing. The Purchase Price, and the Cash Consideration, shall be increased to take into account any increase thereto caused by the application of the bidding procedures as set forth in the Bid Protection Order (as defined in Section 3.1(a) below), provided that Purchaser is the successful bidder. The Deposit, including any interest earned hereon, shall be credited against the Purchase Price at Closing. Except as otherwise specified herein, the term "Dollars" or "$" as used in this Agreement refers to United States Dollars.

         1.7 Closing. The Closing shall occur within five (5) business days after the entry of the Sale Order (as defined in Section 3.1(b) at the offices of Seller's legal counsel, or such other place as Seller and Purchaser shall agree, and shall be effective as of 11:59 p.m. Eastern Standard Time on the date of Closing.

         1.8 Allocation of Purchase Price. The Purchase Price shall be allocated to the Assets in accordance with Schedule 1.8 to be provided at or before the Closing Date.

         1.9 Subject to Sale Order. The transactions contemplated in this Agreement shall be expressly subject to the entry of the Sale Order (as defined in Section 3.1(b)) by the Bankruptcy Court.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

        2.1 Seller's Representations and Warranties. Seller hereby represents and warrants to Purchaser that to the knowledge of Seller (unless otherwise specified), as of the date hereof, and except as set forth in the Schedules corresponding to the Section numbers of this Article II:

        (a) Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has full corporate power to execute and deliver this Agreement and to perform its obligations hereunder, to own, lease and operate its properties, and to carry on its business as now being conducted.

        (b) Authority and Binding Agreement. This Agreement has been duly authorized, executed and delivered by Seller and, subject to the approval of the Seller's shareholders or the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), is the valid and binding obligation of Seller. This Agreement is enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        (c) Conflicts; Consents. Except as shown on Schedule 2.1(c), neither the execution and delivery of this Agreement (as well as all other instruments, agreements, certificates or other documents contemplated hereby) and the consummation of the transactions contemplated hereby or thereby by Seller will

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(i) conflict with or result in a breach of, or require any consent or approval under, the charter or by-laws of the Seller, except for any such conflict, breach or requirement with respect to which requisite waivers, consents or approvals shall be obtained before the Closing (which waivers, consents and approvals are set forth in Schedule 2.1(c)); (ii) violate any law, statute, rule, regulation or order; or (iii) violate any writ, injunction or decree applicable to the Seller or the properties or assets of the Seller, in each case in any manner that could reasonably be expected to delay or prevent the Closing or the consummation of the transactions contemplated hereunder or prevent Purchaser from receiving good and marketable title to the Assets, free and clear of any security interests, liens, pledges, charges, escrows, options, rights of first refusal, mortgages, indentures, security agreements or other encumbrances (each, a "Claim," and collectively, "Claims") other than Permitted Liens. Except as set forth in Schedule 2.1(c), no consent or approval by, or notification of or filing with, any governmental authority or body is required in connection with the execution, delivery and performance by such party of this Agreement or the consummation of the transactions contemplated hereby.

        (d) Assets, Personal Property and Related Matters. Except as set forth on Schedule 2.1(d), Seller will deliver to Purchaser at Closing good legal and equitable title to all personal property Assets, AS IS and WHERE IS with no representation or warranties of any kind, except as to title and as expressly provided in this Agreement, and in each case free and clear of all Claims other than (i) liens for current Taxes, payments of which are not yet delinquent or that are being contested in good faith by appropriate proceedings set forth in
Schedule 2.1(d), (ii) liens in respect of pledges or deposits under worker's compensation laws or similar legislation, carriers', warehousemen's, mechanics', laborers' and materialmen's and similar liens, if the obligations secured by such liens are not then delinquent or are being contested in good faith by appropriate proceedings, (iii) any matters expressly identified on the Schedules hereto; and (iv) liens permitted under this Agreement ("Permitted Liens").

        (e) [Intentionally omitted]

        (f) Governmental Regulations. Except as set forth on Schedule 2.1(f), no material federal, state, or local governmental licenses or permits necessary for Seller to conduct its Business as presently being conducted has been suspended or revoked at any time within the three years prior to the date of this Agreement.

        (g) Prepayments. Seller has not received any prepayment for services to be performed or goods to be delivered by Purchaser after the Closing Date other than prepayments that in the aggregate are less than Twenty Thousand Dollars ($20,000.00).

        (h) Brokers. No agent, broker, investment banker or any other Person acting on behalf of or under the authority of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby, and in no event shall Purchaser be obligated to pay such Person.

        (i) No Survival of Warranties and Representations; Limitation or Damages. Seller's representations and warranties shall terminate at the time of the Closing.

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        2.2 Representations and Warranties by Purchaser. Purchaser hereby represents and warrants to Seller that to the knowledge of Purchaser (unless otherwise specified), as of the date hereof, and except as set forth in the Schedules corresponding to the Section numbers of this Article II:

        (a) Organization, Standing and Power. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of New York. Purchaser is (or as at the date of closing will be) qualified to do business in each jurisdiction necessary to consummate the transactions contemplated hereby and perform its obligations hereunder. Purchaser has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to own, lease and operate its properties and to carry on its business as now being conducted.

         (b) Authority; Binding Agreement. This Agreement has been duly authorized, executed and delivered by Purchaser and, subject to the approval of the Bankruptcy Court, is the valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         (c) Conflicts; Consents. Neither the execution and delivery of this Agreement (as well as all other instruments, agreements, certificates or other documents contemplated hereby), the consummation of the transactions contemplated hereby or thereby, nor compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with or result in a breach of, or require any consent or approval under, the certificate of formation or operating agreement of Purchaser; or (ii) violate any law, statute, rule, regulation, order, writ, injunction or decree applicable to either Purchaser or its properties or assets. No consent or approval by, or notification of or filing with, any governmental authority or body is required in connection with the execution, delivery and performance by Purchaser of this Agreement or the consummation of the transactions contemplated hereby.

         (d) Brokers. No agent, broker, investment banker or other Person acting on behalf of Purchaser or under the authority of Purchaser is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from Seller in connection with any of the transactions contemplated hereby and in no event shall Seller be obligated to pay such Person.

         (e) Finances. Purchaser possesses or has immediate access to such funds as necessary for Purchaser to pay the Cash Consideration and perform its obligations arising with respect to Assumed Liabilities as and when required pursuant to this Agreement.

                                   ARTICLE III

                              ADDITIONAL AGREEMENTS

         3.1      Bankruptcy Actions.

         (a) Promptly following the signing of this Agreement and the Seller's filing a voluntary petition under the Bankruptcy Code commencing a bankruptcy

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case (the "Chapter 11 Case") in the Bankruptcy Court (the date of the commencement of the Chapter 11 Case being referred to as the "Petition Date"), Seller shall file and prosecute in good faith a motion with the Bankruptcy Court (the "Bid Protection Motion") seeking an order approving the Breakup Fee (as provided for in Section 6.3 of this Agreement), and certain bid protections and bidding procedures.

         (b) Promptly following the Petition Date, Seller shall file and prosecute in good faith, a motion (the "Sale Motion") seeking the approval of this Agreement by the Bankruptcy Court, subject to higher and better offers, as provided in the Bid Protection Order. Seller shall use its best efforts to obtain an order granting the relief requested in the Sale Motion, approving this Agreement, approving the sale and assignment of the Assets under this Agreement free and clear of liens, encumbrances, claims and interests (the "Sale Order") as soon thereafter as possible but in no case later than the Closing Date.

         (c) Seller shall materially comply (or obtain an order from a competent court waiving compliance) with all applicable laws and regulations, including, without limitation, requirements under the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure, in connection with obtaining approval of the Bid Protection Motion, the Sale Motion and the sale of the Assets under this Agreement.

         (d) At any hearing on the Sale Motion, the Purchaser shall provide to the Bankruptcy Court evidence sufficient to the Bankruptcy Court to find that adequate assurance of future performance exists with respect to all Contracts that are not Excluded Assets.

         3.2      Compliance With Bidding Procedures; Maintenance of
Confidentiality.

         (a) Seller shall comply with the bidding procedures established or approved by the Bankruptcy Court (the "Bidding Procedures").

         (b) Seller shall provide or make available to Purchaser any document that it has provided to any third party in accordance with the Bidding Procedures that has not previously been made available to Purchaser, and which is generally available to all bidders.

         (c) Seller shall not release any Person from, or waive any provisions of, any confidentiality agreement entered into in accordance with the Bidding Procedures, without Purchaser's prior written consent.

         3.3 Expenses. Subject to Section 1.5, each party hereto shall bear its own costs and expenses incurred in connection with the transactions contemplated by this Agreement; provided, however, that Purchaser shall be entitled to the Break-Up Fee and the expense reimbursement in accordance with the provisions of
Section 3.8 hereof and in accordance with the Bid Protection Order.

         3.4 Preservation of Assets. From the date hereof until the earlier of the termination of this Agreement or the Closing Date, except as expressly permitted by this Agreement or except with Purchaser's prior written consent, which consent shall not be unreasonably withheld or delayed, and except for action in the ordinary course of business, Seller shall preserve the material

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Assets in its current operating condition such that the Business may be operated without Purchaser incurring material repair or maintenance expense.

         3.5 Further Assurances. Each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable and to ensure that the conditions set forth in Article IV hereof are satisfied, insofar as such matters are within the control of such party. In case at any time after the Closing Date any further action is necessary or reasonably desirable to carry out the purposes of this Agreement, each of the parties to this Agreement shall take or cause to be taken all such action, to the extent commercially reasonable, including the execution and delivery of such further instruments and documents, as may be reasonably requested by the other party for such purposes or otherwise to complete or perfect the transactions contemplated hereby; provided, however, that no party shall be required to take any action or execute and deliver any document that increases or extends its liability beyond that set forth herein. Without limitation of the foregoing, Seller shall execute and deliver such affidavits and other documents as may reasonably be requested (including affidavits relating to Seller' operations) by Purchaser and/or Purchaser's title and other insurers solely for purposes of obtaining a title or other insurance policy satisfactory to Purchaser.

         3.6 Access and Information. From the date hereof until the earliest of the Closing Date or the date of termination of this Agreement, Seller shall continue to permit Purchaser and its agents and representatives (including without limitation their lenders and financial advisors) to have access to Seller, its subsidiaries, if any, and their respective officers, counsel, auditors, books and records, and the opportunity to investigate Seller, its subsidiaries and the property and the condition and nature of their assets, business and liabilities, in each case upon reasonable notice and during normal business hours. If, during such investigation, Purchaser identifies facts or conditions that could not reasonably have been discovered by Purchaser as of the date that the Schedules are accepted by Purchaser and that render Seller's representations or warranties untrue or inaccurate in one or more material respects with the result that it materially impairs Purchaser's ability to obtain financing on terms satisfactory to Purchaser, or otherwise could reasonably be expected, individually or in the aggregate, to materially adversely affect the Assets or Purchaser's use, operation or exploitation of the Assets, then Purchaser may, by written notice delivered to Seller within seven
(7) business days of Purchaser's receipt of such facts or conditions, terminate this Agreement.

         3.7      Tax Matters and Covenants.

         (a) Seller shall cause to be included in its income Tax Returns for all periods (or portions thereof) ending on or before the Closing Date (a "Pre-Closing Tax Period") all Tax items (relating to Assets held by the Seller during such period) arising during such periods (or portions thereof). Purchaser will cause to be included in its Tax Returns for all periods (or portions thereof) beginning after the Closing Date (a "Post-Closing Tax Period") all Tax items relating to the Assets during such periods (or portions thereof). As used in this Agreement, "Tax Return" means returns, reports, information statements and other documentation (including any additional or supporting materials) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall

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include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

         (b) Seller shall cause the provisions of any Tax sharing or indemnity agreement between Seller and any of its affiliates to be terminated on or before the Closing Date.

         (c) To the extent not excused under 11 U.S.C. ss.1146, all transfer, documentary, sales, use, stamp, registration, and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby, other than income Taxes, shall be paid by Purchaser. Each party shall file, to the extent required by applicable law, all necessary Tax Returns and other documentation with respect to all such transfer or sales and use Taxes. The parties shall cooperate with each other to minimize the amount of such transfer or sales and use Taxes.

         3.8 Notice of Developments. Seller shall give prompt written notice to Purchaser of any material development affecting the Assets, Assumed Liabilities, and the Business, and each party hereto shall give prompt written notice to the other of any material development adversely affecting the ability of any such party to consummate the transactions contemplated hereby.

         3.9 Employees. Purchaser shall not be obligated hereby to offer employment to any or all employees of Seller, except that in hiring new employees, Purchaser shall, for the twelve (12) months following the Closing, to the extent that persons were employees of Seller prior to Closing and are as qualified for such positions as an applicant who is not a former employee of Seller (as determined by Purchaser in its sole discretion), give preference to such former employees in hiring over other applicants, subject to applicable law.

         3.10 Post-Closing Access and Information. Seller acknowledges and agrees that from and after the Closing Date, Purchaser will be entitled to possession of all documents, books, records, agreements, and financial data of any sort relating solely to the Assets, which shall be maintained at the principal executive office of Purchaser; provided, however, that Seller, at its sole cost and expense and upon reasonable notice to Purchaser, shall be entitled to reasonable access to, and to make copies of, such books and records as necessary for auditing, Tax or litigation purposes, or in connection with any bankruptcy or similar proceedings, or to the extent they relate to assets retained by Seller, and Purchaser shall maintain such books, records and material financial data for a period of at least three (3) years. Furthermore, Purchaser agrees that it shall give the Seller the option of taking possession of any or all of such materials, at the end of such three-year period, to the extent that Purchaser has decided to destroy or throw away such materials. Purchaser also agrees to make its accounting and record-keeping personnel available to the Seller at reasonable times during normal business hours, in exchange for reimbursement of the reasonable costs associated with such employee's time, to the extent reasonably requested by Seller in connection with its access to and use of such materials.

         3.11 Litigation Support. In the event and for so long as any party hereto actively is contesting or defending against any charge, complaint, action, suit, proceeding, hearing, investigation, Claim or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction in existence or occurring on or before the Closing Date involving either Seller or Purchaser, the other party will reasonably cooperate with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party, and the contesting or defending party shall reimburse the other party for its expenses of doing same.

         3.12 Assumed Contracts. Prior to Closing, Seller shall obtain an order of the Bankruptcy Court, authorizing the Seller to assume and assign the Assumed Contracts to Purchaser pursuant to Section 365 of the Bankruptcy Code free and clear of any encumbrances. To the extent, if any, the consent of any third party to the assignment of any Assumed Contract is necessary, Seller shall use commercially reasonable efforts to obtain such consent; provided, however, that Seller need not pay any money or other consideration to any such third party. If, by the 60th day following the Closing Date and after using best efforts to obtain such consent, Seller is unable to obtain any such consent, and Purchaser has not waived the necessity of obtaining such consent, then such assigned Contracts shall not be assigned and transferred to Purchaser (and shall be deemed Excluded Assets) and Purchaser shall not assume any liabilities or obligations with respect thereto.

                                   ARTICLE IV

                               CLOSING CONDITIONS

         4.1 Conditions to Obligations of Purchaser. The obligations of Purchaser to perform hereunder and at the Closing are subject to the satisfaction, at or prior to the Closing, of the following conditions, unless waived by Purchaser:

         (a) Sale Order. The Bankruptcy Court shall have entered the Sale Order. The Sale Order shall not have been vacated, stayed, amended, reversed or modified. The Sale Order shall contain (or be accompanied by) findings of fact and conclusions of law by the Bankruptcy Court that, among other things, find and conclude that (x) the transactions contemplated hereby are in good faith and otherwise satisfy the provisions of Sections 363 and 365 of the Bankruptcy Code, including that Purchaser is a good faith purchaser for value within the meaning of Section 363(m) of the Bankruptcy Code, (y) that the stays of Rules 6004 (g) and 6006 (d) of the Federal Rules of Bankruptcy Procedure shall not apply and
(z) that the Seller has complied with all applicable notice requirements with respect to the transactions contemplated by this Agreement. The Sale Order shall provide and declare that all right, title and interest of Seller under each of the Assumed Contracts (other than Assumed Contracts under which Seller is a licensee of a non-exclusive license of intellectual property rights and consent of the licensor to assignment is required, but such licensor has objected to the Sale Motion) shall, upon Closing, be transferred and assigned to and fully and irrevocably vest in Purchaser and remain in full force and effect and shall relieve Seller from any further obligations under the Assumed Contracts as provided for in 11 U.S.C. ss.365(k). The Sale Order or other Order shall also declare and include or be accompanied by findings of fact and conclusions of law of the Bankruptcy Court which, among other things, shall determine and declare:
(a) that each Assumed Contract is in full force and effect and is an executory contract of the applicable Seller under Section 365 of the Bankruptcy Code; (b) that Seller may assume each such Assumed Contract (other than Assumed Contracts under which Seller is a licensee of a non-exclusive license of intellectual property rights and consent of the licensor to assignment is required, but such licensor has objected to the Sale Motion) in accordance with Section 365 of the Bankruptcy Code; (c) that Seller may assign each such contract (other than Assumed Contracts under which Seller is a licensee of a non-exclusive license of intellectual property rights and consent of the licensor to assignment is required, but such licensor has objected to the Sale Motion) in accordance with
Section 363 and 365 of the Bankruptcy Code and any provisions in any contract that prohibit or condition the assignment of such contract constitute unenforceable anti-assignment provisions which are void and of no force and effect; (d) that all other requirements and conditions under Section 363 and 365 of the Bankruptcy Code for the assumption by Seller and assignment to Purchaser of each such Assumed Contract have been satisfied; (e) that upon Closing, in accordance with Section 363 and 365 of the Bankruptcy Code, Purchaser shall be fully and irrevocably vested in all right, title and interest of each such contract and that following the Closing, each such Assumed Contract shall remain in full force and effect: (f) that the assignments of each such contract are in good faith under Section 363(b) and (m) of the Bankruptcy Code; (g) that the cure amount set forth for each Assumed Contract in the applicable exhibit to the Sale Motion shall be final and binding on the non-debtor party to the Contract unless a different amount is set forth in the Sale Order; and (h) that Seller gave due and proper notice of such assumption and assignment to each licensor, sublicensor and other non-debtor party under each such Assumed Contract as well as to any sublicensees. The Sale Order and any related findings of fact and conclusions of law with respect to the matters set forth in this Section 4.1(b) shall be in form and substance reasonably satisfactory to the Purchaser.

         (b) Pending Actions. No action, suit or proceeding (including any proceeding over which the Bankruptcy Court has jurisdiction under 28 U.S.C. sec. 157(b) and (c)) brought by any governmental entity shall be pending to enjoin, restrain or prohibit the transactions contemplated hereby, or that would be reasonably likely to prevent or make illegal the transactions contemplated hereby.

         (c) Seller's Representations and Warranties; Seller's Performance. Seller's representations and warranties shall be true and correct in all material respects as of the date hereof and again at and as of the Closing Date, except for any changes resulting from activities or transactions which may have taken place after the date hereof and which are permitted or contemplated by this Agreement or which have been entered into in the ordinary course of business and except to the extent that such representations and warranties are expressly made as of another specified date and, as to such representation, the same shall be true as of such specified date. Seller shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it on or prior to the Closing Date.

         (d) Deliveries by Seller. Seller shall be ready, willing and able to deliver to Purchaser the items specified in Section 4.3(a).

         (e) Legal Bar. No injunction or orders issued by a court of competent jurisdiction that prohibits the consummation of the transactions contemplated herein shall be in effect.

         (f) Requisite Consents. Seller shall have received and delivered to Purchaser all consents, if any, that are required for the assumption and assignment to Purchaser of each of the Assumed Contracts. If such notification has not been made by the Closing Date, then the conditions shall be deemed to have been satisfied or waived. Notwithstanding the foregoing, Purchaser shall not be limited or restricted in its communications and negotiations with third parties merely because such communications and discussions related to Contracts and/or issues which consist of or affect Purchaser's conditions precedent hereunder.

         4.2 Conditions to Obligations of Seller. The obligations of Seller to enter into the Closing are subject to the satisfaction, at or prior to the Closing, of the following conditions, unless waived by Seller:

         (a) Sale Order. The Bankruptcy Court shall have entered in the Bankruptcy Case the Sale Order (together with any related findings of fact or conclusions of law) approving this Agreement and the transactions contemplated hereby, and reasonably satisfactory in form and substance to Seller. The Sale Order shall not have been vacated, stayed, amended, reversed or materially modified.

         (b) Pending Actions. No action, suit proceeding (including any proceeding over which the Bankruptcy Court has jurisdiction) brought by any governmental entity shall be pending to enjoin, restrain or prohibit the transactions contemplated hereby, or that would be reasonably likely to prevent or make illegal the transactions contemplated hereby.

         (c) Covenants, Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct in all material respects as of the date hereof and again at and as of the Closing Date, except for any changes resulting from activities or transactions which may have taken place after the date hereof and which are permitted or contemplated by this Agreement or which have been entered into in the ordinary course of business and except to the extent that such representations and warranties are expressly made as of another specified date and, as to such representation, the same shall be true as of such specified date. Purchaser shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it on or prior to the Closing Date.

        (d) Deliveries by Purchaser. Purchaser shall be ready, willing and able to deliver to Seller the items specified in Section 4.3(b).

        (e) Legal Bar. No injunction or orders issued by a court of competent jurisdiction that prohibits the consummation of the transactions contemplated herein shall be in effect.

         4.3      Deliveries at Closing.

        (a) Deliveries by Seller. At the Closing, Seller shall deliver or cause the delivery of the following to Purchaser:

                 (i) Conveyance Documents. Bills of sale, assignment and assumption agreements, deeds, and other documents reasonably requested by Purchaser in order to effectively convey to Purchaser the Assets in accordance with the terms hereof, in form and substance to the reasonable satisfaction of Purchaser, executed by the Seller.

                 (ii) Keys, Computer Codes, Etc. To the extent permitted under any licenses or agreements with third parties or provided in the Sale Order, all keys and security access information or procedures to the Seller's offices, facilities and other premises and properties being sold or leased to Purchaser hereunder, all computer access codes and passwords for computer programs or systems being sold or leased to Purchaser hereunder and any other property in the possession of Seller and being sold or leased to Purchaser hereunder.

                 (iii) Bring Down. A certificate of Seller dated as of the Closing Date to the effect that (i) Seller's representations and warranties were true and correct in all material respects as of the date hereof and again at and as of the Closing Date, except for any changes resulting from activities or transactions which may have taken place after the date hereof and which are permitted or contemplated by this Agreement or which have been entered into in the ordinary course of business and except to the extent that such representations and warranties are expressly made as of another specified date and, as to such representation, the same shall be true as of such specified date and (ii) Seller has performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it on or prior to the Closing Date.

         (b) Deliveries by Purchaser. At the Closing, Purchaser shall deliver the following to Seller, as set forth below:

                 (i) Purchase Price. Except as required or authorized by Order of the Bankruptcy Court, the Cash Consideration portion of the Purchase Price that is due at Closing, less the Deposit (which shall be released from escrow and delivered to Seller), shall be payable by wire transfer of immediately available funds to one or more bank accounts as specified by Seller. Such bank accounts shall be designated by Seller in writing not later than two business days prior to the Closing Date.

                  (ii) Conveyance Documents. Assignment and assumption agreements and other documents reasonably requested by Seller and third parties in order to effectuate Purchaser' assumption of the Assumed Liabilities, in form and substance to the reasonable satisfaction of Seller, executed by Purchaser.

                  (iii) Bring Down. A certificate of Purchaser dated as of the Closing Date to the effect that (i) the representations and warranties of Purchaser contained herein shall be true and correct in all material respects as of the date hereof and again at and as of the Closing Date, except for any changes resulting from activities or transactions which may have taken place after the date hereof and which are permitted or contemplated by this Agreement or which have been entered into in the ordinary course of business and except to the extent that such representations and warranties are expressly made as of another specified date and, as to such representation, the same shall be true as of such specified date and (ii) the Purchaser has performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it on or prior to the Closing Date

                                    ARTICLE V

                                   [Reserved]


                                   ARTICLE VI

                                  MISCELLANEOUS

         6.1 Entire Agreement. This Agreement and the Schedules and Exhibits contain the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersede all prior agreements or understandings among the parties.

         6.2 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

         (a) Mutual Consent. Upon the mutual written consent of Seller and Purchaser.

         (b) By Purchaser.

                  (i) By Purchaser, in accordance with Section 3.6;

                  (ii) By Purchaser, at any time after April 2, 2004, if any of the conditions provided for in Section 4.1 shall not have been waived by Purchaser or fully satisfied prior to such date and Purchaser is not in material violation or breach of its agreements, representations or warranties contained in this Agreement;

                  (iii) By Purchaser, in the event of a violation or breach by Seller of its agreements contained in this Agreement that has rendered the satisfaction of any condition to the obligations of Purchaser impossible, and Purchaser is not in material violation or breach of its agreements, representations or warranties contained in this Agreement;

                  (iv) By Purchaser, at any time after the Bid Protection Order is entered if such order is vacated, reversed or stayed, or is modified or amended in a manner materially adverse to the Purchaser;

                  (v) By Purchaser, if the Sale Order has not been entered on or before April 2, 2004; or

                  (vi) By Purchaser, if the Closing does not occur on or before April 30, 2004 and Purchaser is not in material violation or breach of its agreements, representations or warranties contained in this Agreement.

         (c) By Seller.

                  (i) By Seller, at any time after April 2, 2004, if any of the conditions provided for in Section 4.2 shall not have been waived in writing by Seller or fully satisfied prior to such date;

                  (ii) By Seller, in the event another offer is accepted by Seller in accordance with the Bidding Procedures, and is approved by the Bankruptcy Court, and such alternative offer results in the closing of such sale, in which event this Agreement shall be deemed, without further action, to have been automatically terminated by Seller on the date of the approval by the Bankruptcy Court and the Deposit shall be immediately returned to Purchaser and, if payable pursuant to Section 6.3, the Break-Up Fee shall be paid to Purchaser upon the closing of the sale to such other offeror; or

                  (iii) By Seller, in the event of a violation or breach by Purchaser of its agreements, representations or warranties contained in this Agreement that has rendered the satisfaction of any condition to the obligations of Seller impossible, and Seller is not in material violation or breach of their agreements contained in this Agreement; or

                  (iv) By Seller, if the Closing does not occur on or before April 30, 2004 and Seller is not in material violation or breach of its agreements, representations or warranties contained in this Agreement.

         (d) Effect of Termination. In the event of termination of this Agreement pursuant to this Section 6.2, written notice thereof shall forthwith be given to the other party, and all further obligations of the parties hereunder shall immediately and without further action terminate, except that the obligations set forth in Sections 1.5, 3.7, 6.3 and 6.14 and the last sentence of this Section 6.2(d) shall survive in full force and effect; provided, however, that if this Agreement is terminated by a party because of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies for breach of contract or otherwise, including, without limitation, damages relating thereto, shall also survive such termination unimpaired. Notwithstanding anything herein to the contrary, to the extent the Agreement is terminated by Purchaser for any reason, other than a knowing and willful breach by Seller, Purchaser's remedies shall be limited solely to the return of the Deposit and any interest earned thereon. If this Agreement is terminated as provided herein each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof to the party furnishing the same, and shall abide by the terms of any confidentiality agreement relating thereto.

        6.3 Breakup-Fee. This Agreement is subject to other offers in accordance with the Bidding Procedures. In the event (i) that Purchaser was ready, willing and able, subject to any required consents, to close the transactions contemplated by this Agreement, and (ii) Seller consummates instead a sale of the Assets to a third party not affiliated with Purchaser who has qualified as a bidder ("Qualified Bidder") as determined by the Bid Protection Order or who otherwise pays a purchase price for the Assets which exceeds the Purchase Price by at least Eighty-five Thousand Dollars ($85,000.00) with respect to the first such bid, with any and all subsequent bids to be in increments of not less than Ten Thousand Dollars ($10,000.00) each, and the sale to such higher offeror or any other offeror other than Purchaser is closed, then Seller shall pay to Purchaser, from the proceeds of such sale, a breakup fee (the "Break-up Fee") by wire transfer of immediately available funds on the completion of the sale to such higher or better offeror. The amount of the Break-up Fee shall be equal to the sum of the following: (i) Twenty-four Thousand Dollars ($24,000.00), plus
(ii) Purchaser's actual reasonable fees and expenses for legal, financial, and accounting representation with respect to the matters set forth in this Agreement up to a maximum amount of Sixty Thousand Dollars ($60,000.00). In the event of circumstances that trigger the payment of the Break-up Fee, the Deposit shall be immediately returned to Purchaser.

         6.4      Descriptive Headings; Certain Interpretations.

                 (a) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

                 (b) Except as otherwise expressly provided in this Agreement, the following rules of interpretation apply to this Agreement: (i) the singular includes the plural and the plural includes the singular; (ii) a reference to any agreement or other contract includes schedules and exhibits thereto and permitted supplements and amendments thereof, (iii) a reference to a law includes any amendment or modification to such law and any rules or regulations issued thereunder; (iv) a reference to a Person includes a natural person or entity and its permitted successors and assigns; and (v) a reference in this Agreement to an Article, Section, Exhibit or Schedule is to the Article, Section, Exhibit or Schedule of this Agreement.

        6.5 Notices. All notices, requests and other communications to any party hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission (with confirmation of receipt) or by overnight delivery service maintaining records of receipt, addressed as follows:

         If to Purchaser, to:

                          TalkPoint Holdings, LLC
                          14 Washington Ave.
                          Brentwood, NY 11717
                          Attention: Michael Collado, Manager

         with a copy, which shall not constitute notice, to:

                          Daniel Sroka, Esq.
                          3625 N. Elm Street, Suite 100 (Zip 27455)
                          P.O. Box 1658 Greensboro, NC 27402 Facsimile (336) 282-5796

         If to Seller, to:

                         TalkPoint Communications, Inc.
                          100 William Street, 8th Floor
                          New York, NY 10038
                          Attn: Nicholas Balletta
                          Facsimile (212) 404-1537

         with a copy, which shall not constitute notice, to:

                          Robinson Brog Leinwand Greene Genovese & Gluck P.C. 1345 Avenue of the Americas
                          New York, NY  10105
                          Attn:  John D'Ercole
                          Facsimile: (212) 956-2164

                          and

                         Pepper Hamilton LLP
                         1201 Market Street, Suite 1600
                         Wilmington, DE  19801
                         Attn: David M. Fournier
                         Facsimile: (302) 656-8865

or to such other address or telecopy number as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, faxed, or sent by Federal Express or any other recognized overnight courier service, and three (3) business days after the date of mailing, if mailed by certified mail, return receipt requested.

         6.6 Counterparts, Facsimile Transmission. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument. Signatures sent to the other parties by facsimile transmission shall be binding as evidence of acceptance of the terms hereof by such signatory party.

         6.7 Survival. All the provisions of this Agreement that contemplate performance after the Closing shall survive the Closing.

         6.8 Benefits of Agreement. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is for the sole benefit of the parties hereto and not for the benefit of any third party.

         6.9 Amendments and Waivers. No modification, amendment or waiver, of any provision of, or consent required by, this Agreement, nor any consent to any departure herefrom, shall be effective unless it is in writing and signed by the parties hereto and, in the case of Seller, approved by the Bankruptcy Court. Such modification, amendment, waiver or consent shall be effective only in the specific instance and for the purpose for which given.

         6.10 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party hereto without the prior written consent of the other parties hereto, provided that Purchaser may assign all of its rights and obligations hereunder to any Person directly or indirectly controlled by Purchaser or Purchaser's controlling shareholders.

         6.11 Governing Law. The rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles.

         6.12 Remedies Cumulative. Except as otherwise specifically provided herein, the remedies of the parties under this Agreement are cumulative and shall not exclude any other remedies to which any party may be lawfully entitled.

         6.13 Bankruptcy Court Jurisdiction. The Bankruptcy Court shall have exclusive jurisdiction with respect to any issues arising between the parties and relating to the terms or provisions of this Agreement or the consummation of the transactions contemplated hereunder.

         6.14     Confidential Information.

                  (a) Purchaser agrees that it will not, directly or indirectly, disclose or make available to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, any Confidential Information (as defined below). As used in this Agreement, the term "Confidential Information" means any and all information pertaining to Seller's and Seller's vendors, customers, employees, Business, business methods, public relations methods, organization, procedure or finances; provided, however, that such term shall not include information that (i) becomes publicly known or available thereafter other than by any means in violation of this Agreement, or (ii) where disclosure of such Confidential Information is legally compelled.

                  (b) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.14 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

                  (c) Purchaser acknowledges receipt from Seller of good and sufficient consideration for its covenants and agreements set forth in this
Section 6.14.

                  (d) Purchaser acknowledges and agrees that the covenants and undertakings contained in this Section relate to matters which are of a special, unique and extraordinary character and that a violation of any of the terms of this Section will cause irreparable injury to Seller and that the amount of such injury will be difficult, if not impossible, to estimate or determine and cannot be adequately compensated by monetary damages. Therefore, Purchaser agrees that Seller shall be entitled, in addition to all other rights and remedies available under this Agreement and applicable law, as a matter of course, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by Purchaser, and by such other persons as the court shall order.

         6.15 Publicity. Except as otherwise required by law or applicable stock exchange rules, press releases and other publicity concerning the transactions contemplated by this Agreement shall be made only with the prior written agreement of the Seller and Purchaser which shall not be unreasonably withheld or delayed.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and delivered as of the day and year first above written.


PURCHASER:                           TALKPOINT HOLDINGS, LLC


                                     By: ________________________________
                                         Name:
                                         Title:


SELLER:                              TALKPOINT COMMUNICATIONS INC.


                                     By: ________________________________
                                         Name:
                                         Title:

                             SCHEDULES AND EXHIBITS



Schedule 1.6(a)   Accounts Calculation
Schedule 1.6(b)   Secured Debt
Schedule 1.8      Allocation [to be provided]
Schedule 2.1(c)   Seller's Conflicts, Consents [to be provided]
Schedule 2.1(d)   Assets, Personal Property, Related Matters [to be provided]



Exhibit A          Bid Protections and Bidding Procedures [to be provided]

                                 Schedule 1.6(a)
                                       to
                            Asset Purchase Agreement

The Accounts shall be valued as of the Closing Date in accordance with the following:

Age of Account as of Closing Date           Valuation per $1.00
---------------------------------           -------------------
Less than 30 days old                             $0.90
31 - 60 days old                                  $0.70
61 - 90 days old                                  $0.45
More than 90 days old                             $0.10

                                 Schedule 1.6(b)
                                       to
                            Asset Purchase Agreement

                      Secured Convertible Promissory Notes

Principal Amount  Interest Rate   Unpaid Accrued Interest as of January 14, 2004
----------------  -------------   ----------------------------------------------
$75,000.00        8.0%                      $1,446.58
$37,500.00        8.0%                      $  723.29
$37,500.00        8.0%                      $  723.29
$37,500.00        8.0%                      $  723.29
$37,500.00        8.0%                      $  723.29
$26,250.00        8.0%                      $  506.30
$25,000.00        8.0%                      $  482.19
$25,000.00        8.0%                      $  482.19
$12,500.00        8.0%                      $  241.10
$ 7,500.00        8.0%                      $  144.66
$ 3,750.00        8.0%                      $   72.33

                                    EXHIBIT A

                     BID PROTECTIONS AND BIDDING PROCEDURES

To be provided.

                                      -25-